Exhibit 99.63

Torex Gold Reports Q2 2026 Production Results

Operations tracking to plan with a strong second half expected, supported by higher grades

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - July 7, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) reports second quarter 2026 gold equivalent (“AuEq”) production of 96,297 ounces (“oz”) and AuEq sales of 91,646 oz.1 On a year-to-date basis, the Company has produced and sold 197,171 oz AuEq and 200,868 oz AuEq, respectively.2 With grades and gold recoveries expected to improve through the second half of the year, the Company remains on track to achieve full-year production guidance of 420,000 to 470,000 oz AuEq.3

TABLE 1: PRELIMINARY SECOND QUARTER 2026 OPERATIONAL RESULTS1

		ELG Underground	Media Luna Underground	Morelos Complex
Ore tonnes mined per day		2,999 tpd	7,714 tpd	—
Ore processed per day		—	—	10,793 tpd
	Au	Ag	Cu	AuEq[2]
Grade processed	2.55 gpt	19.29 gpt	0.67%	—
Recovery	85.4%	86.1%	94.9%	—
Produced (before payable deductions)	69,278 oz	520.2 koz	13.9 mlb	96,297 oz
Sold (after payable deductions)	67,353 oz	448.9 koz	12.6 mlb	91,646 oz

Notes to Table:

1)	Operational results are preliminary in nature and subject to final reconciliation.
2)

Q2 2026 AuEq production and sales are based on average market prices of $4,506/oz Au, $73.15/oz Ag, and $6.05/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (73.15 / 4,506) x Ag (koz) + 1,000,000 x (6.05 / 4,506) x Cu (mlb).

Financial and operational results for the second quarter 2026 will be released after market close on Thursday, August 6, 2026.

Andrew Snowden, President & CEO of Torex, stated:

“Second quarter operational results tracked broadly to plan as we continued to mine through lower-grade and lower gold-recovery areas of Media Luna, with quarterly production of 96,297 oz AuEq. We remain confident in our plan to achieve full-year production guidance of 420,000 to 470,000 oz AuEq as mined grades improve through the third quarter and increase further during the fourth quarter.

“Production rates remained consistently strong through the quarter. Mining rates averaged approximately 3,000 tonnes per day (“tpd”) at ELG Underground and 7,700 tpd at Media Luna, with development and backfill activities at both mines tracking well to plan. Throughput at the processing plant exceeded design levels averaging 10,793 tpd.

“With production tracking to plan and improving grades, the results of the Los Reyes preliminary economic assessment to be released imminently, Media Luna North on schedule to deliver first ore before year-end, and our exploration programs advancing across our portfolio, we’re well positioned to deliver a strong second half of the year as we continue to execute on our strategy.”

During the second quarter, the Company repurchased 990,982 shares (1.1% of shares outstanding at the end of Q1 2026) at an average price of C$61.89 per share and paid a quarterly dividend of C$0.16 per share. On a year-to-date basis, the Company has repurchased 3,132,783 shares (3.2% of shares outstanding at year-end 2025). The Company continues to opportunistically repurchase shares in the open market to deliver on its commitment to return $350 million of capital to shareholders in 2026 through dividends and share repurchases.

SECOND QUARTER 2026 CONFERENCE CALL AND WEBCAST DETAILS

Torex plans to release its second quarter financial and operational results after market close on Thursday, August 6, 2026. A conference call and webcast hosted by senior management will be held on Friday, August 7, 2026, at 9:00 AM ET.

Telephone Access

For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

Toronto local or International: 1-647-846-8914

Toll-Free (North America): 1-833-752-3842

Please join the conference call approximately ten minutes prior to the scheduled start time if using the dial-in details above.

Webcast Access

A webcast will be available on the Company’s website at www.torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website at www.torexgold.com/investors/financial-reports/.

ENDNOTES

1) Q2 2026 AuEq production and sales are based on average market prices of $4,506/oz Au, $73.15/oz Ag, and $6.05/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (73.15 / 4,506) x Ag (koz) + 1,000,000 x (6.05 / 4,506) x Cu (mlb).

2) Q2 2026 year-to-date AuEq production and sales are based on average market prices of $4,693/oz Au, $78.83/oz Ag, and $5.93/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (78.83 / 4,693) x Ag (koz) + 1,000,000 x (5.93 / 4,693) x Cu (mlb).

3) 2026 AuEq production guidance assumes metal prices of $4,000/oz Au, $45/oz Ag, and $4.90/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (45 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa and a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Springs project in Nevada, USA as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Andrew Snowden

President and CEO

Direct: (647) 260-1505

andrew.snowden@torexgold.com

Laura Totan

Manager, Investor Relations

Direct: (437) 293-5051

laura.totan@torexgold.com

QUALIFIED PERSON

The technical and scientific information in this press release pertaining to metal production has been reviewed and approved by Miguel Pimentel, P.Eng., Vice President, Metallurgy and Process Engineering of the Company, who is a qualified person under NI 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, “forecast” or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information also includes, but is not limited to, statements regarding production expectations for the remainder of 2026 and the Company being on track to achieve full-year production guidance; grade and gold recovery expectations for the second half of the year; timelines with respect to first production at Media Luna North; and plans to opportunistically repurchase shares in the open market. Forward-Looking Information also include the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) for the year ended December 31, 2025, and management’s discussion and analysis (“MD&A”). Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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